# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CNFinance Holdings Ltd., CIK 0001733868
CUSIP: 18979T105
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 44/F, Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Prov, China (F4), 510620
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000899140-24-000222
Filed by CIK 0001044734

## Reporting persons
- Sussman, S Donald: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 139,187,000; sole dispositive power 0; shared dispositive power 139,187,000; aggregate amount beneficially owned 139,187,000 (8.9% of the class)
  Comment: These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

## Item 1. Issuer
Name of issuer: CNFinance Holdings Ltd.
Address of issuer's principal executive offices: 44/F, Tower G, No. 16 Zhujiang Dong Road, Tianhe District, Guangzhou City, Guangdong Prov, China, 510620

## Item 2. Person Filing
Name of person filing: S. Donald Sussman ("Sussman").
Address of principal business office or, if none, residence: 888 E Las Olas Blvd, Suite 710, Fort Lauderdale, Florida 33301-2395, U.S.A.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information relating to the beneficial ownership of Common Stock by Sussman set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.
Percent of class:
The information relating to the beneficial ownership of Common Stock by Sussman set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The following ownership percentage of Sussman, as set forth in Row 11 of the cover pages hereto, has been calculated based on an assumed total of 1,559,576,960 Ordinary Shares outstanding as of December 31, 2024, as provided by the Issuer: 8.9
Shared power to vote or to direct the vote: The information relating to the beneficial ownership of Common Stock by Sussman set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information relating to the beneficial ownership of Common Stock by Sussman set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sussman, S Donald: /s/ Sussman, S Donald, Sussman, S Donald (02/13/2025)